Skadden, Arps, Slate, Meagher & Flom LLP
                    Four Embarcadero Center, Suite 3800
                      San Francisco, California  94111




                               March 22, 1999



 VIA EDGAR

 Securities and Exchange Commission
 Division of Corporation Finance
 450 Fifth Street, N.W.
 Washington, D.C.  20549-1004
 Attn:  David S. Lyon
        Stop 4-8

      Re:  American Finance Group, Inc.
           Registration Statement on Form S-1
           Registration No. 333-52091

 Ladies and Gentlemen:

           Application is hereby made on behalf of our client American Finance Group, Inc. (the "Registrant"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, for withdrawal of the captioned Registration Statement (the "Registration Statement"), including all amendments and exhibits thereto, previously filed by the Registrant with the Securities and Exchange Commission. The Registrant's sole stockholder has determined that it is in the best interests of its own stockholders to sell the Registrant rather than proceed with a public stock offering. Please note that no securities have been offered or sold pursuant to the Registration Statement.

           The Registrant respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement.

           Please contact me at the above address by mail or by telephone at
 (415) 984-6462 with any questions or comments regarding this application.

                              Very truly yours,


                              /s/ David L. Covington
                              ---------------------------
                              David L. Covington


 cc:  Susan C. Santo
      Donald R. Dugan, Jr.
      Louis J. Geffen
      Theodore J. Kozloff